Exhibit 99.1

Management’s Discussion and Analysis

For the Three-month Period Ended March 31, 2009

LABOPHARM INC.

Management’s Discussion and Analysis

For the Three-month Period Ended March 31, 2009

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at March 31, 2009 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2008 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month period ended March 31, 2009, as compared to the three-month period ended March 31, 2008. This review was performed by management with information available as at May 6, 2009. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our products and product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of products and product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of our third-party manufacturers for our products and product candidates; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2008 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. The global commercialization program for our lead product, a once-daily formulation of the analgesic tramadol, is underway and we have multiple follow-on products in the later stages of development. Our once-daily tramadol product has been commercially launched in 17 countries, including the United States in May 2009, and we are continuing to pursue launches in additional countries. Our second product, a once-daily formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the United States with an action date under the Prescription Drug User Fee Act (PDUFA) of July 18, 2009. Our third product is a twice-daily formulation that combines the analgesics tramadol and acetaminophen for which we recently completed a Phase III clinical trial. We are also developing a series of abuse deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing both our Contramid and our polymeric nano-delivery system™ (PNDS™) technologies.

Our global commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product primarily through licensing and distribution arrangements with international or local pharmaceutical companies. To date, we have entered into agreements for the marketing and distribution of our product in a number of countries globally, including the United States, most European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil, among others, and our product has been launched in 17 countries to date. During the first quarter of 2009 we signed an additional agreement with iNova Pharmaceuticals, our marketing partner for Australia and New Zealand, for distribution of our product in Singapore, Hong Kong, Malaysia, Philippines, Thailand, Taiwan and Indonesia. iNova will be responsible for the regulatory filing of the product in these countries prior to the end of 2009. We are pursuing licensing and distribution agreements for other key markets around the world and are in discussions with potential partners to commercialize our product in other jurisdictions. We have either obtained regulatory approval, submitted applications for regulatory approval or are preparing to submit regulatory applications in more than 40 countries.

In the United States, our once-daily tramadol product received regulatory approval from the Food and Drug Administration (FDA) in December 2008. In May 2009, our marketing partner for the United States, Purdue Pharma Products L.P. (“Purdue Pharma”), is launching our product in that country under the brand name Ryzolt™, resulting in our product being stocked and available in more than 27,000 retail pharmacies across the U.S.

In Europe, our once-daily tramadol product was launched initially in Germany in November 2005 and has since been launched in the Czech Republic, Slovakia, Italy, Spain, the United Kingdom, France, Belgium, Poland, Austria and Romania, and further launches are being pursued. In 2009, we additionally signed marketing and distribution agreements for Portugal, Denmark and Sweden.

In the rest of the world, our product has been launched in Canada, South Korea, Australia and Israel. Following the mutually agreed upon termination of our agreement with GlaxoSmithKline for distribution of our once-daily tramadol product in Mexico and other Latin American and Caribbean countries, in February 2009 we signed an exclusive distribution and license agreement with Zambon Laboratórios Farmacêuticos Ltda (“Zambon”) for Brazil. Together with Zambon, we have initiated the regulatory submission process to the Brazilian authorities and expect approval and subsequent launch of our product in Brazil in early 2010. We are pursuing discussions with other potential partners for distribution in other parts of Latin America.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor (SARI), was developed to address unmet needs in the US$20 billion global market for antidepressants. It is recognized that a major challenge in treating depression is poor patient compliance with taking their medication due to slow onset of action, exacerbation of sleep disturbance, agitation, sexual dysfunction and weight gain. We believe that our novel trazodone formulation can not only effectively treat major depressive disorder but also address some of these challenges. Our North American Phase III placebo-controlled clinical trial (04ACL3-001) demonstrated that our trazodone formulation achieved statistical significance for the primary endpoint in the reduction of depression, significantly improved patient sleep patterns and had a favourable side effect profile, including low rate of sexual dysfunction and no weight gain versus placebo. Our New Drug Application (NDA) for our novel trazodone formulation is under regulatory review with the FDA with a PDUFA action date of July 18, 2009. We are also aiming to submit a regulatory application in Canada during 2009, following the completion of a required pharmacokinetic study. We have begun planning for commercialization, including product branding and positioning, market analysis and assessment, and preliminary pricing studies, and have initiated the transfer of the manufacturing process to a third-party commercial manufacturing site. In addition, we are in discussions with potential marketing and distribution partners for the United States and Canada.

Our twice-daily formulation of tramadol and acetaminophen is designed to provide both immediate and sustained relief of moderate to severe pain. The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated bioequivalence when compared with reference United States and European four-times-a-day products. In our recently completed Phase III clinical trial on tramadol-acetaminophen, results of the efficacy measures for tramadol-acetaminophen demonstrated a statistically significant difference from placebo in some cases but not in others. An analysis of covariance demonstrated a statistically significant difference from placebo on the Sum of Pain Intensity Differences (SPID) over 50 hours using LOCF (last observation carried-forward) as the imputation method, however, the results were not statistically significant using LOCF/BOCF (baseline observation carried-forward), the primary endpoint. A non-parametric analysis, however, demonstrated statistical significance using both LOCF and LOCF/BOCF as imputation methods. The difference from placebo on the Total Pain Relief (TOTPAR) score was also statistically significant using both LOCF and LOCF/BOCF imputation methods and the patients’ global impression of the effectiveness of the study medication was statistically different from placebo. We believe that it is likely that the results of this trial are insufficient to support the acceptance of a NDA by the FDA in the United States. We intend to discuss the matter with the FDA’s Division of Anesthesia, Analgesia & Rheumatology Products to determine the path forward. The results of this study are however statistically significant under analyses that we believe may be accepted for the evaluation of analgesics in Europe, Canada and other jurisdictions. Accordingly, we intend to meet with the regulatory authorities for these jurisdictions at the earliest available opportunity in pursuit of regulatory approval. Should the authorities be in agreement, we expect that we would submit a regulatory application in those jurisdictions. We have initiated discussions with potential marketing and distribution partners in Europe and Canada.

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our misuse and abuse deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. We have completed pre-clinical, proof-of-principle studies of our platform using once-daily tramadol as a safe representative of the controlled release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our once-daily tramadol product and the in vitro studies demonstrated misuse and abuse deterrent characteristics. We are currently in the process of completing stability work on our first formulation of a widely prescribed and widely misused combination pain drug and expect to initiate pharmacokinetic studies in the second half of 2009.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform.

Our Goal

Our goal is to leverage the successful global commercialization of our once-daily tramadol product to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At March 31, 2009, we had an accumulated deficit of $255,489. We expect our operating losses to decrease going forward as we generate revenue through sales of our once-daily tramadol product while continuing to advance our other product candidates towards commercialization and expand our development pipeline. Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we have been closely monitoring our liquidity position. As at March 31, 2009, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our once-daily tramadol product were expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond the next twelve months. However, in light of the inherent uncertainties associated with research and development programs, the results of clinical trials, the receipt of regulatory approval of certain products, the ability to secure licensing agreements, and the commercialization of products including the impact of generic threats, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our development programs.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2009 and beyond, including the Unites States market in the second quarter of 2009, which should generate incremental revenue going forward. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $39,884 to date in licensing payments. We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization.

Under our agreement with Purdue Pharma for the marketing of our once-daily tramadol product in the United States market, we have agreed to supply finished packaged product at cost to Purdue Pharma, for which we will be recording revenue from product sales generating no gross margin. In April 2009, we shipped our first orders to Purdue Pharma, and additional orders are being processed to ensure continued supply. In addition, Purdue Pharma will be paying us on a quarterly basis a royalty of 20% calculated on their net sales as defined in our agreement. The royalty rate can increase up to 25% if certain annual net sales levels are achieved by Purdue Pharma. Our first royalties from the United States market should be received early in the third quarter of 2009, as Purdue Pharma is launching our product in May 2009 and will start realizing net sales in the second quarter.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

CHANGES IN ACCOUNTING POLICIES

Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on our financial results, as we will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended March 31, 2008, the adoption of these new standards resulted in the following changes: a $91 increase in selling, general and administrative expenses, a $40 decrease in depreciation and amortization, for a $51 increase in net loss. The basic and fully diluted net loss per share was not affected.

Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on our interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2008, as included in our annual report, except for the following estimates:

Revenue Recognition

Product sales – Under one of our license and distribution agreements, if the licensee achieves a pre-determined annual sales level, we are required to give a retroactive price reduction to the licensee for that calendar year. Although there is no certainty that the pre-determined sales level threshold will be achieved in 2009, we have nevertheless recorded a reserve against product sales of $343 for the three-month period ended March 31, 2009 based on the maximum potential price reduction that could be granted to the licensee. We have thus recorded our product sales to this licensee at the minimum price as defined in our agreement, and any incremental revenue adjustment will be recorded once the final price is confirmed, normally at the end of a calendar year, unless compelling evidence exists earlier to the effect that the pre-determined annual sales level will not be achieved.

Impairment Loss on Long-term Investment

As at December 31, 2008, we held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, we received in exchange for our Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicule II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment was equal to the carrying value of the Montreal Proposal ABCP investment immediately prior the exchange.

The terms of our Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. We have designated the Long-term Notes as held-for-trading.

As at March 31, 2009, there are no market quotations available for the Long-term Notes. We estimate the fair value of the Long-term Notes by discounting its estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at March 31, 2009. The valuation technique that we used to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. We estimate that the Long-term Notes will generate interest returns ranging form 0.0% to 2.25% until their maturity which was assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 9.65%, excluding the Class C Notes for which the fair value was estimated to be nil. As at March 31, 2009, based on our valuation model, the fair value of the Long-term Notes was estimated to be $2,979. No impairment loss or increase in value was deemed necessary compared to the estimated value at which they were recorded upon the exchange.

Since the fair value of the Long-term Notes is determined using the foregoing assumptions and is based on our assessment of market conditions as at March 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in the valuation of our Long-term Notes is the discount rate or the yield that prospective investors will require. We conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated faire value of our Long-term Notes ranging from $2,738 to $3,408. A 1% increase in the discount rate would decrease the fair value of the Long-term Notes by approximately $207.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Revenue

For the three-month period ended March 31, 2009, total revenue amounted to $4,957 compared to $3,219 for the three-month period ended March 31, 2008.

For the three-month period ended March 31, 2009, product sales of our once-daily tramadol product were $3,802, representing a 76% increase over the $2,158 in product sales recorded for the three-month period ended March 31, 2008. The increase in product sales is primarily attributable to the increase in the number of tablets sold to our marketing and distribution partners in the current quarter compared to the corresponding period in 2008. Higher average selling prices per tablet in the three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008, due primarily to a favourable country mix, also contributed to the higher product sales.

During the three-month period ended March 31, 2009, we recognized licensing revenue of $1,155, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product. Licensing revenue for the three-month period ended March 31, 2008 was $1,061. The increase is primarily due to the reduction, in the third quarter of 2008, of the estimated term over which we were recognizing the up-front payment of US$20 million received from Purdue Pharma in 2005. This up-front payment is recognized on a straight-line basis over the estimated term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely supplying product for an initial eighteen-month period post launch.

Cost of Goods Sold

For the three-month periods ended March 31, 2009 and March 31, 2008, cost of goods sold (excluding amortization) were $1,393 and $951, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

During the three-month period ended March 31, 2009, we reversed a write-down, taken in 2007, of a deposit made to a vendor for the manufacturing of our once-daily tramadol product, and as a result recorded an amount of $240 as a reduction of cost of goods sold. Cost of goods sold for the three-month period ended March 31, 2008 included an inventory write-down of $152, which had been virtually offset by a $105 adjustment for a royalty expense over-accrual.

Excluding the aforementioned adjustments, gross margin as a percentage of product sales revenue is 57% for the three-month period ended March 31, 2009 compared to 58% for the three-month period ended March 31, 2008.

For the three months ended March 31,	2009	2008
Product sales	3,802	2,158
Cost of goods sold	1,393	951

Gross margin	2,409	1,207
Gross margin %	63%	56%
Adjusted gross margin %	57%[1]	58%[2]

[1]	Adjusted to exclude the $240 reversal of a previously written-down deposit.
[2]	Adjusted to exclude a $152 inventory write-off and a $105 royalty expense over-accrual.

For the three-month period ended March 31, 2009, the slight decrease in our adjusted gross margin percentage compared to the corresponding period in 2008 reflects primarily a higher average royalty rate paid for our once-daily tramadol product, offset by higher average selling prices per tablet. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended March 31, 2009 were $4,327 compared to $6,851 for the three-month period ended March 31, 2008. The decrease is primarily due to lower clinical trial expenses. In the first quarter of 2008, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001), we initiated our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline. In the three-month period ended March 31, 2009, we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen and we have scaled down certain early stage research and development programs.

Research and development tax credits for the three-month period ended March 31, 2009 were $300 compared to $1,160 in the corresponding period last year and are detailed as follows:

For the three months ended March 31,	2009 $	2008 $
Canadian federal research and development tax credits	—	450
Provincial research and development tax credits	300	710

	300	1,160

Late in 2008, we revised our tax planning strategy and as a result we are no longer recognizing non-refundable Canadian federal research and development tax credits. The Canadian federal research and development tax credits of $450 recorded in 2008 were reversed in the fourth quarter of 2008. The impact of this change in strategy is that research and development expenses net of government assistance are higher than they would have been had we used the former tax strategy, income tax expense is lower, and our tax credits carry-forwards are higher. In addition, during the first quarter of 2008, we released reserves of $450 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended March 31, 2009 were $6,724 compared to $4,907 for the three-month period ended March 31, 2008, an increase of $1,817 or 37%. The increase is primarily due to legal fees of $709 which were accrued in the three-month period ended March 31, 2009, representing our share of the patent litigation costs incurred by Purdue Pharma in the United States to enforce patents related to our once-daily tramadol product.

The increase in selling, general and administrative expenses is also attributable to increased sales and marketing expenses, including costs related to the creation and maintenance of a sales force for the promotion of our once-daily tramadol product in the United Kingdom since the fourth quarter of 2008, as well as increased market research and analysis for the most advanced products of our portfolio.

Financial Expenses

Financial expenses for the three-month period ended March 31, 2009 were $1,014 compared to $711 for the three-month period ended March 31, 2008. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2009, resulting from our additional US$5,000 term loan drawdown in October 2008.

Impairment Loss on Long-term Investment

During the three-month period ended March 31, 2008, we recorded an impairment loss of $691 on our Montreal Proposal ABCP held at that time. On January 21, 2009, the Montreal Proposal ABCP was exchanged for new Long-term Notes. As previously discussed, no gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008, and no loss or gain was recognized on the exchange as the estimated fair value of the Long-term Notes received was equal to the carrying value of the Montreal Proposal ABCP at the exchange date. Based on our evaluation of the Long-term Notes as at March 31, 2009, no gain or impairment loss was deemed necessary compared to the estimated value at which they were recorded upon the exchange. The amount ultimately recovered on the Long-term Notes may differ materially from this estimate.

Interest Income

Interest income for the three-month period ended March 31, 2009 was $187 compared to $652 for the three-month period ended March 31, 2008. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in the three-month period ended March 31, 2009 compared to the corresponding period last year.

Foreign Exchange Gain

For the three-month period ended March 31, 2009, we recorded a foreign exchange gain of $503, compared to a gain of $272 for the three-month period ended March 31, 2008. The foreign exchange gain in the three-month period ended March 31, 2009 is due primarily to the realized gain on the maturity of marketable securities denominated in U.S. dollars partly offset by the strengthening of the U.S. dollar versus the Canadian dollar and the unfavourable impact this fluctuation had on our long-term debt denominated in U.S. currency. As at March 31, 2009, we held US$8,102 of marketable securities for which an unrealized foreign exchange gain of $340 was recorded as an element of accumulated other comprehensive income. Once these investments mature in 2009, any realized gain or loss will then be recorded into income.

Income Taxes

For the three-month period ended March 31, 2009, no income tax expense was recorded whereas an income tax expense of $450 was recorded for the three-month period ended March 31, 2008. As previously discussed, in late 2008 we revised our tax planning strategy, and are no longer recognizing non-refundable Canadian federal research and development tax credits and the offsetting federal tax expense.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended March 31, 2009 was $7,974 or $0.14 per common share, compared with $9,743 or $0.17 per common share, for the three-month period ended March 31, 2008. The decrease in net loss is primarily the result of higher revenues and lower research and development expenses, and impairment loss on long-term investment, partially offset by higher selling, general and administrative expenses.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007
Product sales	3,802	3,278	3,863	3,859	2,158	1,576	2,818	4,149
Licensing and other	1,155	1,155	5,576	1,064	1,061	1,060	2,275	1,707

Total Revenue	4,957	4,433	9,439	4,923	3,219	2,636	5,093	5,856

Net loss [1]	(7,974)	(14,625)	(6,017)	(10,253)	(9,743)	(10,029)	(9,133)	(11,011)

Basic and diluted net loss per common share	(0.14)	(0.26)	(0.11)	(0.18)	(0.17)	(0.18)	(0.16)	(0.19)

[1]	As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively with restatement of prior fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At March 31, 2009, we had an accumulated deficit of $255,489. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, product sales, research and development tax credits, collaborative research contracts and interest income.

Under the terms of our term loan agreement entered into in June 2005 and subsequently amended in December 2007 and on October 14, 2008, the remaining US$5,000 of funds available under the term loan agreement is available for drawdown from April 30, 2009 through June 30, 2009 (Second Tranche B).

Cash, cash equivalents and marketable securities totalled $35,885 as at March 31, 2009 compared to $44,893 as at December 31, 2008, a decrease of $9,008, primarily as a result of funds used in operating activities. In addition, we hold Long-term Notes received in exchange of our Montreal Proposal ABCP having a face value of $5,683 and an estimated fair value as at March 31, 2009, of $2,979, which has been classified as a long-term investment. The investment of our funds is governed by our corporate investing policy. As at March 31, 2009, our marketable securities were comprised of securities issued by Federal and Provincial governments or wholly-owned subsidiaries thereof, as well as Canadian municipalities.

As at March 31, 2009, working capital1 was $20,818 compared to $30,768 as at December 31, 2008. Accounts receivable totalled $3,909 as at March 31, 2009 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,574 and included the estimated refundable tax credits earned during the year ended December 31, 2008 and for the three-month period ended March 31, 2009. Inventories totalled $2,734 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization including a portion of the inventory required for launch of our once-daily tramadol product in the United States. Accounts payable and accrued liabilities totalled $14,049 as at March 31, 2009 and included trade and other payables, accrued compensation expenses as well as patent litigation costs payable totalling $5,630. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the United States until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. Deferred revenue totalled $13,108 as at March 31, 2009 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, product sales, royalties from the commercialization of our once-daily tramadol product in the United States, proceeds from the Second Tranche B under our term loan agreement, and research and development tax credits should be sufficient to finance, as of March 31, 2009, our operations and capital needs beyond the next 12 months. However, in light of the inherent uncertainties associated with research and development programs, the results of clinical trials, the receipt of regulatory approval of certain products, the ability to secure licensing agreements, and commercialization of products, it may be necessary for us to raise additional funds.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we are reviewing our overall capital management strategy. In order to ensure that we do have enough cash and cash equivalents to finance our operations and capital needs beyond the next 12 months, we have undertaken the following measures:

•

Scaling down certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

•

Cash equivalents and marketable securities maturing in the period were invested in securities issued by federal and provincial governments or wholly-owned corporations thereof, as well as Canadian municipalities, to reduce the risk of any loss on our investments.

[1]

Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $5,754 for the three-month period ended March 31, 2009 compared to $7,815 for the three-month period ended March 31, 2008, decreasing primarily as a result of our lower net loss in the current quarter. Funds used by our non-cash operating items were $2,045 in the three-month period ended March 31, 2009 compared to $930 of funds generated by our non-cash operating items for the comparative period in 2008, a decrease due primarily to an increase in our inventories and accounts receivable. Our inventory levels have increased due to preparation for launch of our once-daily tramadol product in the United States in the second quarter of 2009.

Funds generated by investing activities for the three-month period ended March 31, 2009 amounted to $11,638 compared to $9,937 for the corresponding quarter both primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures for the current quarter were $21 compared to $526 for the three-month period ended March 31, 2008, a decrease reflecting our cost reduction initiatives and preservation of cash approach.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of May 7, 2009, is 56,833,696 and has not changed since March 31, 2009. The number of options outstanding as of May 7, 2009, is 5,149,817 and has decreased by 23,233 since March 31, 2009 due to the the expiry of 185,000 stock options and the forfeiture of 6,333 stock options net of the grant of 168,100 stock options. As at May 7, 2009, 1,460,152 warrants were outstanding, of which 1,168,122 were exercisable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. We have a natural hedge for a portion of this risk, in that certain of our expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in our consolidated operating results.

In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, which was increased by $5 million in October 2008, the outstanding balance of which was US$20 million as at March 31, 2009. To reduce the impact on our consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we hold US$12,490 of cash, cash equivalents and marketable securities denominated in U.S. dollars as at March 31, 2009. Changes in the fair-value of marketable securities denominated in U.S. currency including changes due to currency fluctuation is recorded in other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. denominated term loan, in the same period. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer and the duration or term of the instrument. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on our marketable securities, owing to their relative short-term nature.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The CICA will converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period to end in 2011. In order to ensure a timely and successful conversion to IFRS, during 2008 we developed a detailed plan, which included timelines, methodology, training and the addition and identification of key employees and resources that will be responsible or involved in the IFRS conversion process. To date we have completed our preliminary impact analysis of the transition from Canadian GAAP to IFRS and are currently in the process of evaluating the specific or detailed impact that this conversion will have on our results. Throughout 2009 we will focus on the development of specific accounting policies and implementation plans. Areas of focus will include fixed assets including capital leases, revenue recognition, and consolidation of foreign subsidiaries. At this time, the full impact of transitioning to IFRS on our future financial position and future operational results is not reasonably determinable or estimable. Further disclosures as to the nature of financial and operational impacts will be made as available during the transition process.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures (DC&P) to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There were no changes in our ICFR that occurred during the period beginning on January 1, 2009 and ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our ICFR.